UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023.

Commission File Number: 333-249081

CURALEAF HOLDINGS, INC.

(Exact Name of Registrant as Specified in Charter)

666 Burrard Street, Suite 1700, Vancouver, British Columbia V6C 2X8

Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐  Form 40-F ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CURALEAF HOLDINGS, INC.
(Registrant)

Date:	July 10, 2023	By:	/s/ Peter Clateman
		Name:	Peter Clateman
		Title:	Chief Legal Officer

EXHIBIT INDEX

99.1	Form 9, Notice of Issuance or Proposed Issuance of Listed Securities dated June 29, 2023
99.2	Form 51-102F6V Statement of Executive Compensation
99.3	Press Release dated June 29, 2023
99.4	Press Release dated July 5, 2023
99.5	Press Release dated July 7, 2023
99.6	Press Release dated July 7, 2023
99.7	Form 7, Monthly Progress Report dated July 9, 2023